SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549



                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 6)


                             ENVIRODYNE INDUSTRIES, INC.
                             ---------------------------
                                   (Name of Issuer)

                       Common Stock, par value $0.01 per share
                       ---------------------------------------
                            (Title of Class of Securities)



                                      294037205
                                      ---------
                                   (CUSIP Number)

                                Gordon E. Forth, Esq.
                     WOODS, OVIATT, GILMAN, STURMAN & CLARKE LLP
                                  44 Exchange Street
                              Rochester, New York 14614
                                    (716) 454-5370

                                    --------------
                         (Name, Address and Telephone Number
                       of Person Authorized to Receive Notices
               TOTAL SERVICES:   and Communications)


                                    June 16, 1995
                                    -------------
                         (Date of Event which Requires Filing
                                  of this Statement)



                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


                    Check the following box if a fee is being paid with the statement [ ]

                                  SCHEDULE 13D

 CUSIP NO. 294037205                        Page 2 of 11 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 The Malcolm I. Glazer Trust


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                     (b) [ ]


 3   SEC USE ONLY


 4   SOURCE OF FUNDS


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  [ ]


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Florida

                 NUMBER OF                 7   SOLE VOTING POWER
                  SHARES
               BENEFICIALLY                           4,189,298
                 OWNED BY
                   EACH                    8   SHARED VOTING POWER
             REPORTING PERSON
                   WITH                                - 0 -

                                           9   SOLE DISPOSITIVE POWER

                                                      4,189,298

                                           10  SHARED DISPOSITIVE POWER

                                                         - 0 -

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,189,298

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 [ ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              31.0%

 14  TYPE OF REPORTING PERSON

               OO

                                  SCHEDULE 13D

 CUSIP NO. 294037205                        Page 3 of 11 Pages

 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Malcolm I. Glazer
                     S.S. No. ###-##-####

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                       (b) [ ]


 3     SEC USE ONLY


 4     SOURCE OF FUNDS


 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]


 6     CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States

                NUMBER OF                 7   SOLE VOTING POWER
                  SHARES
               BENEFICIALLY                            4,189,298
                 OWNED BY
                  EACH
            REPORTING PERSON              8   SHARED VOTING POWER
                   WITH
                                                          - 0 -

                                          9   SOLE DISPOSITIVE POWER

                                                        4,189,298

                                          10  SHARED DISPOSITIVE POWER

                                                          - 0 -

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,189,298

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      31.0%

 14    TYPE OF REPORTING PERSON

                       IN

     This Amendment No. 6 ("Amendment No. 6") amends and supplements the statement ("Statement") to the Schedule 13D dated August 14, 1994, as amended ("Schedule 13D"), and filed on August 15, 1994 on behalf of The Malcolm Glazer Trust ("Trust") and Malcolm I. Glazer relating to the common stock, par value $.01 per share, of Envirodyne Industries, Inc. ("Envirodyne"). All capitalized terms used herein and not otherwise defined herein have the meanings previously ascribed to such terms in the Schedule 13D.

Item 4.   Purpose of the Transaction.
          --------------------------


     On May 10, 1995, Envirodyne's stockholders elected Avram Glazer and Malcolm Glazer to Envirodyne's Board of Directors at Envirodyne's annual stockholders' meeting.

     As discussed below, on June 16, 1995, the Trust entered into a letter of intent ("Letter of Intent") with Zapata Corporation ("Zapata") which contemplates the sale of all of the Trust's 4,189,298 shares of Envirodyne common stock to Zapata. The Trust holds 31% of Zapata's issued and outstanding voting common stock. Malcolm Glazer is Chairman of Zapata's Board of Directors and Mr. Glazer's son, Avram Glazer, is the Chief Executive Officer and a director of Zapata.

     On the same day that the Trust entered into the Letter of Intent, Zapata announced the signing of the Letter of Intent through the issuance of a press release. The press release stated that "Zapata will evaluate the possibility of acquiring additional shares or proposing a merger with or acquisition of Envirodyne in the future." A copy of Zapata's press release is attached hereto as Exhibit 12.
   ----------


Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to the Securities of the Issuer.
         ---------------------------------------------

     Item 6 of the Statement is hereby amended by inserting immediately after the last paragraph thereof the following:

     On June 16, 1995, the Trust and Zapata entered into the Letter of Intent, a copy of which is attached hereto as Exhibit 13 and is incorporated herein by reference. The Letter of Intent provides for the sale by the Trust to Zapata of the Trust's 4,189,298 shares of Envirodyne common stock. The price for the shares is to be determined by reference to the market price of Envirodyne's stock. Prior to closing, Zapata must comply with the Hart-Scott-Rodino Antitrust Improvements Act of 1978, which requires the filing of a notification and report form and the expiration or earlier termination of a 30-day waiting period. The transaction contemplated under the Letter of Intent is subject to the execution of a definitive purchase agreement which will include customary conditions. The transaction is also subject to approval by a special committee of disinterested directors formed by Zapata's Board to evaluate the transaction, and the receipt of a fairness opinion from an investment banking firm that the transaction is fair and reasonable to Zapata and its stockholders from a financial point of view.

     The Letter of Intent specifically provides that Zapata has not acquired record, beneficial, equitable or other ownership interest of any kind in the Envirodyne shares as a result of the Letter of Intent. Accordingly, all voting and disposition rights with respect to the Envirodyne shares have currently been retained by the Trust.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Item 7 of this Statement is hereby amended by inserting the following immediately after the last paragraph:

     Exhibit 12     -    Zapata Corporation press release issued June 16, 1995.

     Exhibit 13     -    Letter of Intent between Zapata Corporation and the
                         Trust dated June 16, 1995.

                                 SIGNATURE PAGE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 21, 1995

                              THE MALCOLM I. GLAZER TRUST


                    By:  /s/Avram Glazer, Power of Attorney
                         -------------------------------------
                              Malcolm I. Glazer, as Trustee
                              By Avram Glazer as Power of
                               Attorney



                         /s/Avram Glazer, Power of Attorney
                         ----------------------------------
                              Malcolm I. Glazer
                              By Avram Glazer as Power of
                               Attorney



















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